SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Canadian Pacific Railway Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
13645T100
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
(212) 813-3700

with a copy to:

Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13645T100	Page	2	of	10	Pages

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,659,504

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,659,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,659,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

[1]	This calculation is based on 169,667,924 common shares, no par value (“Common Shares”), of Canadian Pacific Railway Limited (the “Issuer”) outstanding as of October 21, 2011 as reported in the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011 (the “6-K”).

CUSIP No.	13645T100	Page	3	of	10	Pages

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,659,504

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,659,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,659,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

[2]	This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	4	of	10	Pages

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,022,904

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,022,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,022,904

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO
3    This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

CUSIP No.	13645T100	Page	5	of	10	Pages

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,659,504

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,659,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,659,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
4    This calculation is based on 169,667,924 Common Shares outstanding as of October 21, 2011 as reported in the 6-K.

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Canadian Pacific Railway Limited, a corporation organized under the Canada Business Corporations Act (the “Issuer”). The principal executive offices of the Issuer are located at: 401 9th Avenue, S.W., Suite 500, Calgary, Alberta T2P 4Z4.
As of October 28, 2011, the Reporting Persons (defined below) beneficially owned an aggregate of 20,659,504 Common Shares (which includes 2,650,000 Common Shares underlying an over-the-counter American-style call option), representing approximately 12.2% of the outstanding Common Shares.
Item 2. Identity and Background.
(a), (f) This statement is being filed by:
(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);
(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”);
(iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and
(iv) William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, dated as of October 28, 2011, a copy of which is attached hereto as Exhibit 99.1.
(b)
The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
(c)
Pershing Square’s principal business is serving as investment advisor to certain affiliated funds.
PS Management’s principal business is serving as the sole general partner of Pershing Square.
Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership (“PS”), and Pershing Square II, L.P., a Delaware limited partnership (“PS II”).
The principal occupation of William A. Ackman is serving as the Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP.
(d), (e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Pershing Square advises the accounts of PS, PS II, Pershing Square International, Ltd., a Cayman Islands exempted company (“Pershing Square International”), Pershing Square Holdco VI, LLC, a Delaware limited liability company (“PS Holdco”), Pershing Square Holdco VIA, LLC, a Delaware limited liability company (“PS Holdco A”), and Pershing Square Holdco VIB, LLC, a Delaware limited liability company (“PS Holdco B” and, together with PS, PS II, Pershing Square International, PS Holdco and PS Holdco A, the “Pershing Square Funds”). Pershing Square purchased for the accounts of the Pershing Square Funds an aggregate of 20,659,504 Common Shares (which includes 2,650,000 Common Shares underlying an over-the-counter American-style call option exercisable through April 27, 2012) for total consideration (including brokerage commissions) of $1,065,132,758. The Pershing Square Funds funded these transactions out of their capital.

(Page 6 of 10 Pages)

Item 4. Purpose of Transaction.
The Reporting Persons believe that the Common Shares are undervalued and are an attractive investment.
The Reporting Persons expect to engage in discussions with management, the board, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a), (b)
Based upon the Report of Foreign Issuer on Form 6-K, filed by the Issuer on October 25, 2011, there were 169,667,924 Common Shares outstanding as of October 21, 2011.
Based on the foregoing, the 20,659,504 Common Shares (which includes 2,650,000 Common Shares underlying an over-the-counter American-style call option referenced in Item 3 of this Schedule 13D) (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 12.2% of the Common Shares outstanding.
Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 1,003,306 Common Shares held for the account of PS and the 19,598 Common Shares held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.
As of the date hereof, none of the Reporting Persons own any Common Shares other than the Subject Shares covered in this Statement.
(c)
Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in Common Shares and options or other derivatives relating to Common Shares that were effected in the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.
(d)
No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares, except that dividends from, and proceeds from the sale of, the Common Shares held for the accounts managed by Pershing Square may be delivered to such accounts.

(Page 7 of 10 Pages)

(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pershing Square International also holds an over-the-counter American-style call option to purchase an aggregate of 2,650,000 Common Shares with a strike price of $30.55 and exercisable through April 27, 2012. This option does not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Please refer to Exhibit 99.2 hereto for additional information. The counterparties for the call option include entities related to Société Génerale.
The Pershing Square Funds may, from time to time, enter into and dispose of cash-settled equity swaps, options or other derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Shares.
Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of October 28, 2011, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

99.2	Trading data

(Page 8 of 10 Pages)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Managing Member

/s/ William A. Ackman
William A. Ackman

(Page 9 of 10 Pages)

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Filing Agreement, dated as of October 28, 2011, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

99.2	Trading data

(Page 10 of 10 Pages)